

December 30, 2010

Steven T. Lowe, Esquire
Secretary and Director
Vantage Health
11400 West Olympic Boulevard, Suite 640
Los Angeles, California 90064-1567

    Re: Vantage Health
             Registration Statement on Form S-1
             Amendment no. 2 filed December 14, 2010
             File No. 333-168930

Dear Mr. Lowe:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

FORM S-1

Summary

1. Please state whether both Vantage and Moxisign must be 30% owned by a BBBEE equity (sic) to qualify for government tenders.

2. Please expand the discussion to explain why the shares allocated to the BBBEE have not yet been distributed. In addition, please tell us whether the BBBEE shares will be distributed prior to a request for acceleration of effectiveness of the registration statement. We may have additional comments.

Moxisign's Board, page 27

3. We note your response to comment 22 and reissue the comment in part. As requested previously, please include Dr. Ramakrishnan's age.

4. We note your discussion of distributable net profit. We also note it is anticipated that Vantage may raise funds in the United States for the construction of plants, facilities and for additional Moxisign purposes. Please expand the discussion to clarify whether and how the possible infusion of additional capital by Vantage will impact the 51%/49% distribution, including whether any advances by Vantage will be repaid prior to any distribution. In this regard, we note that additional sales of Vantage equity to raise funds for Moxisign's activities would appear to dilute the individual ownership interest of Vantage's shareholders in Moxisign without any corresponding impact on Moxisign's shareholders. Please advise or revise the discussion accordingly.

5. The discussion at the top of page 33 pertaining to an agreement with Mr. Essa appears to be misplaced. Please revise or advise.

Local Partners and Black Economic Empowerment, page 40

6. Please expand the discussion to include your response to comment 33 regarding the intentions of Dr. Ramakrishnan and Moxisign's board of directors. Please confirm whether the share distribution to the BBBEE to meet government tender requirements will occur prior to effectiveness of the registration statement. We may have additional comments.

Department of Health ARV Tender, page 42

7. We note your response to comment 43 and reissue the comment. In this regard, we note you are registering the sale of stock in a company that is not yet eligible to participate in a tender and even if it was eligible, it may not even participate in the tender process for several years, if at all.

The Government Tender Bidding Process, page 43

8. Please expand the discussion to include the information contained in your responses to comments 36, 39, and 45-47.

Plan of Operation
Results of Operations, page 54

9. Please revise your discussion with updated interim financial information through the period ended September 30, 2010.

Consolidated Financial Statements

10. Please file the separate report of the auditors of Moxisign as that report is referenced in the report of the principal accountant. Refer to Rule 2-05 of Regulation S-X. The report of the principal auditor should be revised to express the division of work, i.e., the percentage of assets and revenues audited by the auditors of Moxisign. The scope and opinion paragraphs should also refer to the other auditors. A consent from the other auditors should be filed also. If the work performed by the other auditor meets the threshold defined in PCAOB Rule 1001(p)(ii) that auditor must also be registered with the PCAOB. Provide us your determination of why that auditor does or does not need to be PCAOB registered.

11. Please revise your presentation of the cumulative translation adjustment in these financial statements including your cash flow statement in accordance with the requirements of ASC Topic 830 as applicable. For example, when a subsidiary's financial statements denominated in another currency are translated into the company's functional currency, the resulting translation adjustment should be included in as a component of comprehensive income. Please revise your consolidated statement of operations to include a presentation for comprehensive income items as applicable. A cumulative translation adjustment is not a cash transaction. If $6,010 for June 30, 2010 is the effect of exchange rate changes on cash please revise to so state and move this amount to a separate section of the cash flow statement as the translation effect on cash is not reported as an operating, investing or financing activity. Refer to ASC 830-230-55-12.

12. The audit report and financial statements refer to the registrant as "Vantage Health, Inc." yet the cover page of the registration statement shows only "Vantage Health" as the exact name. Please reconcile this discrepancy.

Notes to consolidated Financial Statements

13. As previously requested, in Note 6 specify the accounting for the acquisition of Moxisign, that is, disclose each financial statement line item affected and the related amount (purchase price allocation). Specify how you accounted for the 49% of Moxisign not owned in the initial accounting.

14. Revise your accounting policy footnote disclosures to include a discussion of your policy for translating your assets, liabilities, revenues and expenses into your reporting currency. Also disclose your functional currency and your reporting currency.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Iboyla Ignat, Staff Accountant, at (202) 551-3656 or Lisa Vanjoske, Assistant Chief Accountant, at (202) 551-3614 if you have questions regarding comments on the financial statements and related matters. Please contact John Krug, Senior Counsel, at (202) 551-3862, or me at (202) 551-3715 with any other questions.

Sincerely,

Jeffrey Riedler
Assistant Director

Scott P. Doney, Attorney at Law
3273 E. Warm Springs
Las Vegas, NV 89120